SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

1.	Press release issued on April 27, 2006, announcing results for the first quarter of 2006.

First Quarter 2006 Results

Monterrey, Mexico, April 27, 2006 - Grupo Imsa, S.A. de C.V. (BMV: IMSA) today announced results for the first quarter of 2006.

First Quarter 2006 Highlights:

•       As a result of the Company split announced on December 1, 2005, which resulted in the creation of Verzatec, S.A. de C.V., the results of the IMSATEC business segment for January and February 2006 were classified as discontinued operations, to reflect Grupo Imsa´s new structure and to ensure that financial statements are comparable. The information presented below refers to Grupo Imsa, which as of now only contains operations related to the steel industry. The financial information of Verzatec is included in an appendix at the end of this report.

• Grupo Imsa posted an increase in revenues, operating income and primary cash flow (EBITDA), despite the first quarter of the year being seasonally weaker.

Investor Contact: Ruy Zavala (81) 8153-8366 rzavala@grupoimsa.com Oscar Villalobos (81) 8153-8369 oscar.villalobos@grupoimsa.com www.grupoimsa.com	• First quarter 2006 revenues totaled Ps 8,442 a growth of 7.6% year-over-year. In dollar terms, revenues grew 15.9% compared to first quarter 2005 to US$786.
• Operating income increased 324.5% in first quarter 2006 compared to the previous year, to Ps 1,006. In dollar terms, operating income grew 295.8% year-over-year to US$95.

•      EBITDA totaled Ps 1,320 in first quarter 2006, an increase of 144.4% vs. first quarter 2005, while EBITDA in dollar terms totaled US$124 for the first quarter of the year, 138.5% greater than that of the first quarter of the previous year.

• First quarter 2006 Net Income was Ps 607, an increase of 235.6% year-over-year.
• Sales volume totaled 913 million tonnes for first quarter 2006, a growth of 32.3% year-over-year and of 9.1% quarter-over-quarter.

•      Grupo Imsa has expanded the capacity of its plants, with increases resulting from capital expenditures and productivity improvements. This has enabled the Company to multiply the benefits of its Continuous Improvement and Six Sigma programs.

•      Net interest coverage defined as primary cash flow (EBITDA) divided by net interest expense was 24.4 times for the twelve months ended March 31, 2006, while the total debt to EBITDA ratio for the same period was 1.0 times.

• The General Stockholders´ Assembly decreed the payment of a dividend of approximately Ps 869, equivalent to Ps 1.5525 pesos per UBC and UB. The dividend was paid on April 17, 2006.

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Consolidated Financial Results

Mr. Santiago Clariond, Imsa Acero’s Chief Executive Officer, explained, “Despite the first quarter being seasonally weaker than the fourth, this year began excellently. We posted increased sales volumes, revenues, operating income and primary cash flow (EBITDA), as a result of the strong demand in final markets and our capitalizing on Grupo Imsa’s leadership in the sectors and applications showing most growth. We are taking advantage of the enhanced hot-rolled, galvanized and painted steel production capacities resulting from our capital expenditures and the increased productivity gained from our continuous improvement initiatives.”

Sales

Sales	1Q06	1Q05	2Q05	3Q05	4Q05	LTM (1)
Grupo Imsa	$8,442	$7,848	$8,268	$8,530	$8,771	$34,011
Total US$	786	678	731	785	788	3,090

(1)	Last twelve months

In dollar terms, Grupo Imsa’s revenues of US$786 for the first quarter of 2006 (1Q06) were 15.9% above those of first quarter 2005 (1Q05) and close to those of the fourth quarter of 2005 (4Q05). In peso terms, net sales for 1Q06 totaled Ps 8,442, a growth of 7.6% over 1Q05 but 3.8% below 4Q05.

The increase in sales volume largely reflects enhanced demand for construction products and an increased participation in the industrial segment in Mexico, given the demand shown for the Company’s high specification products for applications in the appliance, automotive, air conditioning, electric steel and maquiladora (in-bond manufacturing) industries.

The production capacity in Mexico for products such as appliances and air conditioners has recently been showing significant growth and multinational companies have announced capital expenditures that will result in increased volumes. To capitalize on this growth and the structural change in Grupo Imsa’s markets in Mexico, the Board of Directors approved capital expenditures that will increase the Company’s galvanizing capacity by 300 thousand tonnes, painting capacity by 130 thousand tonnes, cold-rolling capacity by 764 thousand tonnes and hot-rolling capacity by 500 thousand tonnes.

In order to adapt to the structural change in the demand for steel in Mexico, Grupo Imsa is making capital expenditures to increase the production capacity of the lines producing high value added products, as well as investing in steel processing to supply these projects.

As part of the first stage of the Shreveport, Louisiana project, at the end of March 2006 a new painting line with a production capacity of 172 thousand tonnes began operating. The beginning of operations at the Shreveport plant will increase Grupo Imsa’s presence in the U.S. market and contribute to our goal of becoming North America’s largest supplier of prepainted steel for the construction industry. The Shreveport galvanizing line will have a production capacity of 255 thousand tonnes and will begin operations in November 2006.

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

The following table presents a breakdown of Grupo Imsa’s current production capacity:

Process	Mexico	United States		C. / S. America	Actual Capacity (1)	New Projects	Total (1)
Hot Rolling	2,200	—		—	2,200	500	2,700
Cold Rolling	1,361	435		—	1,796	764	2,560
Annealing	680	—		—	680	75	755
Cut-to-lenght, Slitting	621	60		26	707	235	942
Galvanizing	840	689	(2)	125	1,654	300	1,954
Pre-painted	337	575		30	942	130	1,072
Roll forming	420	326		56	802	—	802
Insulated steel panels (mm ft2)	22	58		12	92	—	92
Pre-engineered metal buildings	42	181		16	239	—	239

(1)	Thousand of metric tonnes

(2)	Includes 255 thousand tonnes of galvanizing in Shreveport to start operations November 2006

1Q06 sales in Mexico amounted to Ps 4,615, 18.2% above 1Q05 but 2.5% below 4Q05. Foreign sales for 1Q06 totaled Ps 3,827, a reduction of 2.9% from 1Q05 and of 5.3% compared to 4Q05. Foreign sales for the quarter represented 45.3% of total net sales.

1Q06 sales volume reached 913 thousand tonnes, an increase of 32.3% over 1Q05 and of 9.1% quarter-over-quarter. Domestic shipments totaled 646 thousand tonnes, 67.8% above 1Q05 and 21.0% more than 4Q05. Export sales totaled 48 thousand tonnes in 1Q06, a decrease of 56.0% from 1Q05 and of 15.6% from 4Q05. The sales volume of international operations totaled 219 thousand tonnes in 1Q06, an increase of 11.7% compared to 1Q05 but a decrease of 10.9% compared to 4Q05. Given the strength of the Mexican market, exports decreased and were more selective. During the quarter, Grupo Imsa began to export high specification products to the U.S. appliance industry, capitalizing on its experience and technical development capabilities in Mexico.

Sales Volume

(Metric Tonnes)	1Q06	1Q05	1Q06/ 1Q05	4Q05
Mexico Sales Volume	646,001	384,937	67.8%	533,876
Export Sales volume	48,158	109,350	-56.0%	57,064
Foreign Subsidiaries Sales Volume	219,333	196,312	11.7%	246,292
Volume Total	913,492	690,599	32.3%	837,232

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Operating Income (EBIT)

EBIT	1Q06	1Q05	2Q05	3Q05	4Q05	LTM (1)
Grupo Imsa	$1,006	$237	$469	$642	$1,105	$3,222
Total US$	95	24	43	58	101	297
EBIT Margin	11.9%	3.0%	5.7%	7.5%	12.6%	9.5%

(1)	Last twelve months

Operating income in dollar terms for 1Q06 grew 295.8% year-over-year to US$95, but declined 5.9% quarter-over-quarter. Operating income for 1Q06 in peso terms was Ps 1,006, a growth of 324.5% vs. 1Q05 but a reduction of 9.0% from 4Q05. Grupo Imsa’s operating margin for the quarter was 11.9%, compared to 3.0% for 1Q05 and 12.6% for 4Q05.

The year-over-year improvement in operating income reflects relative stability in the cost of steel used as raw material, combined with an increase in sales volumes and in the price of the most products, as well as growth in high-specification products in the industrial market in Mexico. In the foreign market, where seasonality is higher, 1Q06 results were significantly better than those of 1Q05.

Additionally, increased productivity and the benefits of Continuous Improvement and Six Sigma programs have favorably affected the Company’s operating income. Grupo Imsa has fixed an internal goal of saving at least 2% of sales per year from continuous improvement programs.

During 1Q06, margins were tighter than in 1Q05 given the increase in the cost of raw materials such as zinc and aluminum. During the initial months of the year, surcharges were added to the price of Grupo Imsa’s coated steel products in order to offset the effects of higher costs of those metals. Grupo Imsa will continue to apply surcharges to reflect any further increases in the cost of these raw materials.

Operating Income plus Depreciation and Amortization (EBITDA)

EBITDA in dollars for the first quarter of 2006 increased 138.5% year-over-year but fell 3.9% quarter-over-quarter to US$124. In pesos, 1Q06 EBITDA totaled Ps 1,320, a growth of 144.4% compared to 1Q05.

EBITDA	1Q06	1Q05	2Q05	3Q05	4Q05	LTM (1)
Grupo Imsa	$1,320	$540	$772	$935	$1,441	$4,468
Total US$	124	52	69	86	129	408
EBITDA Margin	15.6%	6.9%	9.3%	11.0%	16.4%	13.1%

(1)	Last twelve months

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Integral Financing Cost

Integral Financing Cost	1Q06	1Q05	2Q05		3Q05	4Q05
Interest Expense	$79	$74		$66	$77		$105
Interest Income	-30	-28		-29	-40		-45

Net Interest Expense	49	46		37	37		60
Foreign exchange loss (gain)	69	-3		-216	-3		-46
Gain form monetary position	-36	-31		-19	-30		-15

Integral financing cost (income)	$82	$12	-$	198	$4	-$	1

The integral financing cost for 1Q06 was Ps 82, compared to Ps 12 in 1Q05 and an income of Ps 1 in 4Q05. The main reasons for the change in integral financing result were a foreign exchange loss as a result of the depreciation of the Mexican pesos vis-à-vis the U.S. dollar in 1Q06, compared to foreign exchange gains in 1Q05 and 4Q05, and a reduced gain from monetary position in 1Q06 because of the decline in inflation for the quarter.

Both interest expense and interest income increased compared to previous periods, because Grupo Imsa’s financial operations with Verzatec are no longer eliminated due to the split.

Net Income

Net Income	1Q06	1Q05	2Q05	3Q05	4Q05
Net Income	$607	$181	$536	$501	$781
Net Income per equity unit	$1.08	$0.32	$0.96	$0.89	$1.39

1Q06 net income was Ps 607, an increase of 235.7% over 1Q05, reflecting operating margin improvements during the first quarter of 2006.

As of March 31, 2005, Grupo Imsa had 2,800.2 million shares outstanding, equivalent to 560,031,158 UBC equity units.

Financial Position

Net debt as of March 31, 2006 was US$375, an increase of US$151 compared to net debt presented in the balance sheet as of December 31, 2005 but a decline of US$58 compared to net debt as of March 31, 2005. The quarter-over-quarter rise in net debt was a result of an increase in working capital derived from higher sales, the working capital should be normalized during the coming months. Total debt as of March 31, 2006 was US$407, compared to a total debt of US$396 as of December 31, 2005 and of US$456 as of March 31, 2005.

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Net interest coverage – defined as primary cash flow (EBITDA) divided by net interest expense – was 24.4 times for the twelve months ended March 31, 2006, while interest coverage defined as EBITDA divided by gross interest expense, was 13.7 times. The total debt to EBITDA ratio for the past twelve months was 1.0 as of March 31, 2006.

It is important to note that on April 26, 2006, Verzatec paid Grupo Imsa the debt of US$109 that was outstanding from the split. If we take this transaction into consideration, Grupo Imsa’s net debt as of March 31, 2006 would be US$266.

Recent Corporate Developments

Signing of an Agreement for the Sale of Operations in Chile

As part of Grupo Imsa’s adjustment of its business portfolio, the Company signed a preliminary agreement with CAP, S.A. to sell its operations in Chile. The approximate value of the transaction is US$39 million. Sales negotiations are still in progress and Grupo Imsa expects the final contracts to be signed within the scheduled timeframe.

Stockholders’ Assemblies

The General Ordinary Stockholders Assembly of April 4, 2006 decreed a dividend of Ps 1.5525 pesos per UBC and UB, equivalent to a total amount of approximately Ps 869, which was paid on April 17, 2006. Additionally, the General Extraordinary Stockholders’ Assembly agreed to reform several clauses of the Company’s Statutes, in order to adapt them to the new Mexican Stock Market Law published in the Official Journal of the Federation on December 30, 2005. The new Law will come into effect on June 28, 2006.

Investment in Capacity Expansions

As part of the first stage of the Shreveport project, at the end of March 2006 a new painting line with a production capacity of 172 thousand tonnes began operating. The starting of operations at the Shreveport, Louisiana plant will increase Grupo Imsa’s presence in the U.S. market and represents a significant step forward towards achieving our goal of becoming North America’s largest supplier of prepainted steel for the construction industry.

The Shreveport galvanizing line will have a production capacity of 255 thousand tonnes and will begin operations in November 2006.

Grupo Imsa’s projects to increase production capacity in Mexico – which include expanded hot-and cold rolling, annealing, cut-to-length and slitting capacities; and a new line to galvanize and paint high-specification steel aimed at offering a more complete service to industrial markets such as the automotive, appliance and refrigeration sectors – continue to make progress according to the authorized program.

Verzatec Pays Debt to Grupo Imsa

As a result of the splitting of Grupo Imsa, Verzatec (the spun off company) had an outstanding debt to Grupo Imsa of US$109 million which was paid on April 26, 2006.

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Verzatec Status

At the date of this report, Grupo Imsa has complied with all legal requirements for the listing of Verzatec shares. The Company is waiting for official notice from the Mexican National Securities Commission (CNBV) so that Verzatec shares may be listed on the Mexican Stock Exchange (BMV). This process should be completed in May 2006. Pro forma financial information relating to Verzatec is attached to this report in an appendix, with the understanding that Verzatec will present this full information within the timeframe and formats established by the Mexican Stock Exchange when its shares are officially listed.

*            *            *

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading steel processing companies in North America. Grupo Imsa markets and produces processed steel products. With manufacturing and distribution facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa exports to all continents. In 2005 the Company’s sales reached 3.0 billion dollars, of which close to 50% was generated outside Mexico. Grupo Imsa shares are quoted on the Mexican Stock Market (IMSA).

Tables to Follow

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of March 31, 2006)

	March 2006	December 2005
ASSETS
Current:
Cash and cash equivalents	355	1,853
Accounts receivable-trade, net	4,367	4,136
Inventories	6,156	6,284
Accounts receivable Verzatec	1,148	0
Other current assets	1,517	1,430
Current assets, discontinued operations	0	2,897

	13,543	16,600
Investments in shares	5	5
Property, plant and equipment	15,616	15,915
Other assets, net	96	254
Property, plant and equipment, discontinued operations	—	2,817
Excess of cost over fair value of net assets acquired of subsidiaries	771	785

TOTAL ASSETS	30,031	36,377

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long-term debt	1,185	1,187
Bank loans	543	273
Accounts payable-trade	1,666	2,425
Advances from clients	173	253
Other accounts payable and accrued liabilities	1,570	2,981
Current liabilities, discontinued operations	—	1,107

	5,137	8,227

Long-term debt	2,733	2,739
Deferred taxes	4,014	4,160
Other long-term liabilities	318	315
Other long-term liabilities, discontinued operations	—	478

	7,065	7,692

TOTAL LIABILITIES	12,202	15,918

Stockholders’ equity:
Common stock	4,934	5,439
Additional paid-in capital	2,664	3,192
Reserve for repurchase of own shares	97	98
Retained earnings	23,520	23,947
Insufficiency in capital restatement	(7,913)	(8,235)
Initial deferred tax effect	(3,982)	(3,982)

Majority interest	17,829	20,459
TOTAL STOCKHOLDERS’ EQUITY	17,829	20,459

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	30,031	36,377

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of March 31, 2006)

	1Q06	1Q05	% Change 1Q06/1Q05	2Q05	3Q05	4Q05
Net sales	8,442	7,848	7.6%	8,268	8,530	8,771
Mexico sales	4,615	3,906	18.2%	4,340	4,297	4,731
Foreign sales	3,827	3,942	-2.9%	3,928	4,233	4,040
Cost of sales	6,871	7,064	-2.7%	7,233	7,306	7,064
Operating expenses	565	547	3.3%	566	582	602

OPERATING INCOME	1,006	237	324.5%	469	642	1,105

Interest expense	79	74	6.8%	66	77	105
Interest income	(30)	(28)	7.1%	(29)	(40)	(45)
Foreign exchange loss (gain)	69	(3)		(216)	(3)	(46)
Gain from monetary position	(36)	(31)	16.1%	(19)	(30)	(15)

INTEGRAL FIN. COST, NET	82	12	583.3%	(198)	4	(1)
Other expenses net	23	4	475.0%	(3)	(11)	59

INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	901	221	307.7%	670	649	1,047

Income Taxes	345	72	379.2%	219	212	341
Employees’ profit sharing	0	6		7	5	(12)

INCOME BEFORE DISCONTINUED OPERATIONS	556	143	289.2%	444	432	718
Discontinued operations	51	38	34.2%	92	69	63

CONSOLIDATED NET INCOME	607	181	235.6%	536	501	781

Net income of majority interest	607	181	235.6%	536	501	781

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(Millions of Mexican pesos of

purchasing power as of March 31, 2006)

	March 2006	March 2005
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	607	181
ITEMS NOT (GENERATING) REQUIRING RESOURCES:
Depreciation and amortization	313	303
Others	1	(26)
	921	458

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM BUSINESSES ACQUIRED:
Accounts receivable-trade	(1,379)	(10)
Inventories	223	(44)
Other current assets	2,810	(205)
Accounts payable-trade	(759)	253
Other accounts payable and accrued liabilities	(2,596)	(651)

	(1,701)	(657)

RESOURCES GENERATED FROM OPERATING ACTIVITIES	(780)	(199)

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	268	506
Proceeds (Payments) from borrowings from banks and	(5)	(111)
issuance of long-term debt	(1,000)	—
Common dividends paid	(3,332)	—

RESOURCES GENERATED FROM FINANCING ACTIVITIES	(4,069)	395

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	19	(286)
Acquisition of companies	3,332	—

RESOURCES USED IN INVESTING ACTIVITIES	3,351	(286)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,498)	(90)
Cash and cash equivalents at beginning of period	1,853	349

CASH AND CASH EQUIVALENTS AT END OF PERIOD	355	259

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES

(Millions of Mexican pesos of purchasing power as of March 31, 2006)

	1Q06	1Q05	1Q06/1Q05	2Q05	3Q05	4Q05	LTM (1)
IMSA ACERO
MEXICO SALES	4,615	3,906	18.2%	4,340	4,296	4,731	17,982
FOREIGN SALES	3,827	3,942	-2.9%	3,928	4,234	4,040	16,029
% Export/Sales	45.3%	50.2%		47.5%	49.6%	46.1%	47.1%
NET SALES	8,442	7,848	7.6%	8,268	8,530	8,771	34,011
COST OF SALES	6,871	7,064	-2.7%	7,234	7,306	7,064	28,475
OPERATING EXPENSES	565	547	3.3%	565	582	602	2,314
OPERATING INCOME	1,006	237	324.5%	469	642	1,105	3,222
OPERATING MARGIN	11.9%	3.0%		5.7%	7.5%	12.6%	9.5%
EBITDA	1,320	540	144.4%	772	935	1,441	4,468
EBITDA MARGIN	15.6%	6.9%		9.3%	11.0%	16.4%	13.1%

(1)	Last twelve months

Selected Financial Information

Income Statement

US$ Millions(1)

	1Q06	1Q05	1Q06/1Q05	2Q05	3Q05	4Q05	LTM (2)
Net Sales
IMSA ACERO	786	678	15.9%	731	785	788	3,090
Operating Income
IMSA ACERO	95	24	295.8%	43	58	101	297
EBITDA
IMSA ACERO	124	52	138.5%	69	86	129	408

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.

(2)	Last twelve months.

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of March 31, 2006 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of March 2005 – March 2006 was 1.024060; for the three-month period of December 2005 – March 2006, it was 1.017805.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso – U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

First quarter 2006 (1Q06) inflation was 0.9%, resulting in an inflation rate of 3.4% for the last twelve months. The Mexican peso depreciated 1.6% against the U.S. dollar during 1Q06 but has appreciated 3.0% over the past twelve months. The exchange rate used as of March 31, 2006 was 10.9510 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

On March 1, 2006, the splitting of Grupo Imsa was finalized, and Verzatec, S.A. de C.V. was created as a new spun-off company that assumes the operation of the plastic products core business. In this report, operations carried out to date by this segment, as well as all related information, are presented as “Discontinued Operations” in accordance with Mexican Generally Accepted Accounting Principles and to ensure the comparability of data with that of prior periods.

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: EBITDA divided by (interest expense minus interest income)

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps), or in millions of nominal U.S. dollars (US$). Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Appendix: Verzatec, S.A de C.V.

Results of the First Quarter of 2006

Financial highlights of the first quarter of 2006 for Verzatec:

•	First quarter 2006 sales totaled Ps 1,683, an increase of 11.6% year-over-year.

•	Operating income grew 21.7% compared to the same quarter of 2005, to Ps 101.

•	1Q06 EBITDA was Ps 131, a growth of 18% vs. the same quarter of the previous year.

•	Net Income for the first quarter of 2006 was Ps 58, 56.8% above first quarter 2005.

Unless otherwise stated, all figures are presented in millions of March 31, 2006 pesos (Ps).

VERZATEC, S.A. DE C.V. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of March 31, 2006)

	March 2006	December 2005
ASSETS
Current:
Cash and cash equivalents	22	14
Accounts receivable-trade, net	959	1,036
Inventories	1,405	1,322
Accounts receivable Verzatec	521	378

	2,907	2,750
Property, plant and equipment	2,525	2,492
Other assets, net	57	47
Excess of cost over fair value of net assets acquired of subsidiaries	367	362

TOTAL ASSETS	5,856	5,651

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long-term debt	129	97
Bank loans	1,148	1,309
Accounts payable-trade	496	752
Advances from clients	34	34
Other accounts payable and accrued liabilities	237	284
Current liabilities, discontinued operations	—	—

	2,044	2,476

Long-term debt	12	23
Deferred taxes	163	334
Other long-term liabilities	226	209
Other long-term liabilities, discontinued operations	—	—

	401	566

TOTAL LIABILITIES	2,445	3,042

Stockholders’ equity:
Common stock	1,032	1,032
Retained earnings	2,363	2,090
Insufficiency in capital restatement	16	(513)

Majority interest	3,411	2,609
TOTAL STOCKHOLDERS’ EQUITY	3,411	2,609

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	5,856	5,651

VERZATEC, S.A. DE C.V. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of March 31, 2006)

	1Q06	1Q05
Net sales	1,683	1,508
Mexico sales	919	754
Foreign sales	764	754
Cost of sales	1,384	1,235
Operating expenses	198	190

OPERATING INCOME	101	83

Interest expense	20	20
Interest income	(3)	(3)
Foreign exchange loss (gain)	(7)	5
Gain from monetary position	(5)	(4)
INTEGRAL FIN. COST, NET	5	18
Other expenses net	6	1

INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	90	64

Income Taxes	30	19
Employees’ profit sharing	2	8

INCOME BEFORE DISCONTINUED OPERATIONS	58	37
Discontinued operations	0	0

CONSOLIDATED NET INCOME	58	37

Net income of majority interest	58	37

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: May 2, 2006	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer